Exhibit 99.2

BROOKFIELD FINANCE II INC.

AND

BROOKFIELD CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Third Supplemental

Indenture

Dated as of December 11, 2025

THIS THIRD SUPPLEMENTAL INDENTURE, dated as of December 11, 2025 between Brookfield Finance II Inc. (the “Issuer”), a corporation organized under the laws of Ontario, Canada, Brookfield Corporation (the “Company”), a corporation organized under the laws of Ontario, Canada, and Computershare Trust Company of Canada (the “Trustee”), a trust company organized under the laws of Canada, as trustee, to the Indenture, dated as of December 14, 2022, by and among the Issuer, the Company and the Trustee (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH

WHEREAS, the Issuer has duly authorized, as a separate series of Securities under the Indenture, its 5.399% Notes due 2055 (the “Notes”) and the Company has consented to and approved the issuance of the Notes;

WHEREAS, the Issuer and the Company have duly authorized the execution and delivery of this Third Supplemental Indenture to establish the Notes as a separate series of Securities under the Original Indenture and to provide for, among other things, the issuance by the Issuer of and the form and terms of the Notes and additional covenants for purposes of the Notes and the Holders thereof;

WHEREAS, the Issuer and the Company are not in default under the Original Indenture;

WHEREAS, all things necessary to make this Third Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Issuer and the Company and not by the Trustee;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

Section 1.1           Definitions

For all purposes of this Third Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Applicable Spread” for the purposes of any redemption means 38 basis points.

“Below Investment Grade Rating Event” means that on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, the Notes are rated below an Investment Grade Rating by at least three out of four of the Rating Agencies if there are four Rating Agencies or all of the Rating Agencies if there are fewer than four Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction or reductions in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction(s) in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction(s) were the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event) (the “Change of Control Event”). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade during the initial 60-day period as a result, in whole or in part, of the applicable Change of Control Event and (ii) the number of Rating Agencies that have downgraded the Notes to below an Investment Grade Rating as a result, in whole or in part, of the applicable Change of Control Event during either the initial 60-day period or the Extension Period provided for in clause (i) would be sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade subsequently downgrade the Notes to below an Investment Grade Rating. The Extension Period shall terminate on the earlier of (A) the date on which the Rating Agencies that placed the Notes on publicly announced consideration for possible downgrade within the initial 60-day period referred to in subclause (i) of this definition make their determinations with respect to the impact of the Change of Control Event on the rating of the Notes, and (B) the date on which two of the Rating Agencies (if there are four Rating Agencies) or one of the Rating Agencies (if there are fewer than four Rating Agencies) has confirmed that the Notes will not be downgraded or are not subject to consideration for a possible downgrade to below an Investment Grade Rating as a result of the applicable Change of Control Event.

“Canada Yield Price” means a price equal to the price of the Notes (or the portion thereof to be redeemed) calculated to provide a yield to June 11, 2055, equal to the sum of the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day immediately preceding the date on which the Issuer gives a notice of redemption in respect of such Notes, plus the Applicable Spread.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than any one or more of the Company, the Company’s Subsidiaries, the Company’s or any of its Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, the Company’s Class A limited voting shares or other Voting Stock into which the Company’s Class A limited voting shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Company’s Voting Stock (or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed in connection with such transaction) measured by voting power rather than number of shares or (ii) Voting Stock sufficient to enable it to elect a majority of the members of the Company’s board of directors. For the purposes of this provision, “person” and “group” have the meanings attributed thereto in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, a Person will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such Person’s Voting Stock measured by voting power rather than number of shares or (ii) such Person’s Voting Stock sufficient to enable them to elect a majority of the members of such Person’s board of directors (or similar body).

“Change of Control Event” has the meaning specified in the definition of “Below Investment Grade Rating Event” in this Third Supplemental Indenture.

“Change of Control Offer” has the meaning specified in Section 2.8 of this Third Supplemental Indenture.

“Change of Control Payment” has the meaning specified in Section 2.8 of this Third Supplemental Indenture.

“Change of Control Payment Date” has the meaning specified in Section 2.8 of this Third Supplemental Indenture.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Co-Obligor” has the meaning specified in Section 2.12 of this Third Supplemental Indenture.

“Consolidated Net Worth” means the consolidated equity of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles (including all preferred equity and all equity securities that are classified as liabilities for purposes of generally accepted accounting principles but are convertible, either at the option of the issuer or the holder of such securities, into equity and are not redeemable at the sole option of the holder for consideration other than equity), plus, without duplication, Qualifying Subordinated Debt and Deferred Credits.

“DBRS” means DBRS Limited, and its successors.

“Deferred Credits” means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

“Fitch” means Fitch Ratings, Inc., and its successors.

“Government of Canada Yield” means, on any date, with respect to any Notes, the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada bonds denominated in Canadian dollars would carry if issued in Canada at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to June 11, 2055. The Government of Canada Yield will be the average (rounded to four decimal points) of the bid-side yields provided by the Investment Dealers in accordance with the terms of the Indenture.

“Guarantee Obligations” means the guarantee obligations of the Company pursuant to Article 5 of the Original Indenture but solely in respect of the Notes.

“Investment Dealers” means two investment dealers selected by the Issuer who are independent of the Issuer and are each members of the Canadian Investment Regulatory Organization (“CIRO”) (or if CIRO shall cease to exist, such other independent investment dealer as the Issuer may select, with the approval of the Trustee, acting reasonably), which Investment Dealers shall be retained by and at the cost of the Issuer to determine the Government of Canada Yield. The two investment dealers shall be any two agents party to the Agency Agreement (as defined in the Prospectus).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch and BBB (low) (or the equivalent) by DBRS.

“Management” means any one or more of the Company’s directors, officers or employees (or directors, officers or employees of any one or more of the Company’s Subsidiaries) immediately prior to the consummation of any transaction that would constitute a Change of Control, acting individually or together.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Non-Canadian Co-Obligor” has the meaning specified in Section 2.12 of this Third Supplemental Indenture.

“Notes” has the meaning ascribed to it in the recitals.

“Other Additional Amounts” has the meaning specified in Section 2.12 of this Third Supplemental Indenture.

“Pricing Supplement” means a pricing supplement to the Prospectus, in either or both of the English and French languages, incorporated by reference into the Prospectus for the purpose of distributing the Notes, as contemplated by National Instrument 44-102 − Shelf Distributions;

“Prospectus” means the short form base shelf prospectus of the Issuer, the Guarantor, Brookfield Finance Inc., Brookfield Capital Finance LLC, Brookfield Finance II LLC, Brookfield Finance (Australia) Pty Ltd. and Brookfield Finance I (UK) PLC dated May 31, 2024 filed with the securities regulatory authority in each of the provinces of Canada from time to time, including any amendments or supplements thereto (other than any Pricing Supplement);

“Qualifying Subordinated Debt” means Debt of the Company and its Subsidiaries which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company’s obligations in respect of the Notes to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Notes.

“Rating Agencies” means (1) each of Moody’s, S&P, Fitch and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s or the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by the Issuer (as certified by a Board Resolution) as a replacement agency for Moody’s, S&P, Fitch or DBRS, or some or all of them, as the case may be.

“Redemption Price” means, with respect to the Notes being redeemed either in whole at any time or in part from time to time, (a) if the Redemption Date occurs prior to June 11, 2055 (being the date that is six months prior to the Stated Maturity Date), an amount equal to the greater of (i) the Canada Yield Price, and (ii) par, or (b) if the Redemption Date occurs on or after June 11, 2055, a price equal to par, together in each case with the accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

“S&P” means S&P Global Ratings, acting through Standard & Poor’s Financial Services LLC, and its successors.

“Stated Maturity Date” means December 11, 2055.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“United States” has the meaning attributed to such term in Regulation S under the U.S. Securities Act.

The definition of “Offer to Purchase” in Section 1.1 of the Original Indenture is hereby deleted in its entirety with respect to the Notes. All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 1.2           To Be Read with Original Indenture

The Third Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Third Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Third Supplemental Indenture were contained in one instrument.

Section 1.3           Currency

Except where expressly provided, all amounts in this Third Supplemental Indenture are stated in Canadian currency.

Article 2
THE NOTES

Section 2.1           Designation

There is hereby authorized to be issued under the Original Indenture a separate series of Securities designated as “5.399% Medium Term Notes due 2055”.

Section 2.2           Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to the Third Supplemental Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.5, 3.6, 10.6 or 12.7 of the Original Indenture and except for any Notes which, pursuant to the last sentence of Section 3.3 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to CDN$650,000,000 all of which have been issued hereunder. The Issuer may from time to time, without the consent of the holders of the Notes but with the consent of the Company, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

Section 2.3           Date of Payment of Principal

The principal of the Notes shall be payable on December 11, 2055.

Section 2.4           Payments; Registration of Transfers

All payments in respect of the Notes shall be made in immediately available funds. The “Place of Payment” for the Notes shall be at the address of the Trustee, currently located at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

For such Notes (if any) as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Notes will be made at the Place of Payment, except that, at the option and expense of the Issuer, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. The registration of transfers and exchanges of Notes will be made at the Place of Payment.

Section 2.5           Interest

(1)           The Notes will be issued in initial denominations of CDN$1,000 or an integral multiple thereof and shall bear interest at the rate of 5.399% per annum, payable semi-annually in arrears in equal installments and at maturity or upon earlier redemption or repayment; provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the same rate, calculated as set forth above, and on the same dates.

(2)           Interest in respect of the Notes shall accrue from, and including, the later of (i) December 11, 2025 and (ii) the last Interest Payment Date to which interest has been paid or made available for payment.

(3)           The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be June 11 and December 11 in each year, commencing on June 11, 2026.

(4)           Each payment of interest in respect of an Interest Payment Date will include interest accrued to, but excluding, such Interest Payment Date.

(5)           Notwithstanding the provisions of Section 3.10 of the Original Indenture, in the event that it becomes necessary to compute interest payable on the Notes for any period that does not commence or end on an Interest Payment Date, such interest shall be computed on the basis of the number of days in such period and a year of 365 days, or if such period falls entirely within a leap year, 366 days.

(6)           The Regular Record Dates for interest in respect of the Notes shall be the close of business on the date that is two Business Days preceding the relevant Interest Payment Date for the Notes.

(7)           If an interest payment date is not a Business Day, then the payment will be made on the next Business Day, without adjustment.

Section 2.6           Redemption

(1)           Except as provided in Section 2.7 or as contemplated by Section 2.11 of this Third Supplemental Indenture, the Notes are not redeemable prior to maturity.

(2)           For purposes of this Third Supplemental Indenture and the Notes, the first sentence of Section 12.4 of the Original Indenture shall be amended and restated in its entirety with the following sentence:

“Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 10 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his, her or its address appearing in the Security Register. The Issuer shall provide the Trustee and any Paying Agent for the Notes written notice of any such redemption at least five Business Days prior to when notice is due to Holders.”

For avoidance of doubt, this Section 2.6(2) shall not be deemed to affect any other series of Securities issued under the Original Indenture, except as may be provided for in respect of any other series of Securities.

Section 2.7           Redemption and Repurchase at the Issuer’s Option

The Notes will be redeemable at the Issuer’s option either in whole at any time or in part from time to time on payment of the applicable Redemption Price. If less than all of the Notes are to be redeemed, the Notes so redeemed will be cancelled and will not be re-issued. The Notes will be subject to redemption at the option of the Issuer and upon such conditions as may be specified in the applicable notice of redemption on the applicable Redemption Date in whole or, from time to time, in part in increments of CDN$1,000.00 (provided that any remaining principal amount thereof shall be at least CDN$1,000.00), at the Redemption Price.

Notice of any redemption will be delivered at least 10 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed and may be contingent upon such conditions as may be specified in the applicable notice of redemption and in accordance with the provisions of the Indenture. Unless the Issuer defaults in payment of the Redemption Price, on and after the applicable Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption. The Issuer shall provide the Trustee and any Paying Agent for the Notes written notice of any such redemption at least five Business Days prior to when notice is due to Holders. On or before any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent money sufficient to pay the Redemption Price of the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected, in the case of certificated Notes, by the Trustee at the Issuer’s direction by such method as the Issuer and the Trustee shall designate, or in the case of Global Securities, by such policies and procedures of the applicable depository. The Redemption Price shall be calculated by the Investment Dealers and the Issuer and provided in writing to the Trustee and any Paying Agent for the Notes, and the Trustee and any Paying Agent for the Notes shall be entitled to conclusively rely on such calculation. The Issuer’s actions and determinations in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

The Issuer may at any time and from time to time purchase for cancellation all or any of the Notes in the open market, by tender or private contract at any price if an Event of Default has not occurred and is continuing at such time. Notes purchased or redeemed by the Issuer will be cancelled and may not be reissued.

Section 2.8           Repurchase upon a Change of Control

If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem all of the Notes as described in Section 2.7 above, the Issuer will be required to make an offer to repurchase all of each Holder’s Notes (or the portion thereof not subject to redemption, if the Issuer has exercised its right to redeem the Notes in part pursuant to Section 2.7 above) pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Issuer will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased (the “Change of Control Payment”), to the date of purchase.

Within 30 days following any Change of Control Triggering Event, or, at the Issuer’s option, prior to the completion of any Change of Control (but after the first public announcement of such Change of Control), the Issuer will be required to deliver a notice to Holders of Notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice. The notice shall, if given prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. The Issuer must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with this Section 2.8, the Issuer will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 2.8 by virtue of such conflicts.

On the Change of Control Payment Date, the Issuer will be required, to the extent lawful, to:

(a)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the Paying Agent or the Trustee an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(c)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will deliver to each Holder who properly tendered Notes the purchase price for such Notes, and, upon written order of the Issuer, the Trustee will authenticate and deliver (or cause to be delivered) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of CDN$1,000 or an integral multiple thereof.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (a) another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and such other Person purchases all Notes properly tendered and not withdrawn under its offer or (b) the Issuer has given written notice of a redemption of the Notes in accordance with Section 2.7.

Section 2.9           Form

The Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Securities held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. Each Global Security will be substantially in the form set out in Annex A hereto with such appropriate additions, deletions, substitutions and variations as the Trustee may approve and shall bear such distinguishing letters and numbers as the Trustee may approve, with such approval in each case to be conclusively deemed to have been given by the Trustee certifying such Notes.

Section 2.10   Events of Default

(1)           In addition to the Events of Default contained in Section 6.1 of the Original Indenture (subject to clause (3) below), the failure by the Issuer to comply with its obligations pursuant to Section 2.8 of this Third Supplemental Indenture in the event of a Change of Control Triggering Event shall constitute an Event of Default with respect to the Notes.

(2)           If any Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Original Indenture.

(3)           The Event of Default contained in Section 6.1(c) of the Original Indenture shall not apply to the Notes.

Section 2.11   Additional Provisions in Respect of the Notes

The covenants contained in Article 3 of this Third Supplemental Indenture shall apply to the Notes in addition to the covenants contained in the Original Indenture.

Section 2.12   Co-Obligors and/or Additional Guarantors

Without the consent of any Holders, the Issuer, when authorized by a Board Resolution, the Company and the Trustee, may enter into an indenture supplemental to the Indenture in respect of the Notes, in form satisfactory to the Trustee, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the Notes, an Affiliate of the Issuer or the Company (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union; and provided further, that the Issuer may only add a Co-Obligor if the Issuer determines that adding such Co-Obligor would not result in a disposition of the Notes by any holder or beneficial owner of the Notes for Canadian federal income tax purposes. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than Canada or any province or territory thereof (each, a “Non-Canadian Co-Obligor”) shall include a provision for (i) the payment of additional amounts (“Other Additional Amounts”) in the form that the Company and such Non-Canadian Co-Obligor reasonably determine are customary and appropriate for Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-Canadian Co-Obligor under or with respect to the Notes, including any exceptions thereto as the Company and such Non-Canadian Co-Obligor shall reasonably determine would be customary and appropriate for Canadian bondholders and (ii) the right of any issuer to redeem the Notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that Other Additional Amounts become payable by a Non-Canadian Co-Obligor in respect of the Notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture.

Any such Co-Obligor shall be jointly and severally liable with the Issuer or the Company (as applicable) to pay the principal, premium, if any, and interest on the Notes.

Section 2.13   Defeasance

The Notes shall be defeasible pursuant to both of Section 14.2 and Section 14.3 of the Original Indenture.

Section 2.14   Consent and Acknowledgement of the Company

Pursuant to Section 3.1 of the Original Indenture, the Company hereby consents to the issuance of the Notes by the Issuer and acknowledges and confirms that its obligations with respect to the Notes constitute Guarantee Obligations.

Article 3
COVENANTS OF COMPANY APPLICABLE TO THE NOTES

Section 3.1           Negative Pledge

Neither the Issuer nor the Company will create any Lien on any of their property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the Notes, in the case of the Issuer, and the Guarantee Obligations, in the case of the Company (together with, if the Issuer or the Company, as applicable, shall so determine, any other indebtedness of the Issuer or the Company, as applicable, which is not subordinate to the Notes or the Guarantee Obligations, as applicable), shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)	Liens on any property or assets existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 180 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure or securing the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)	Liens arising by operation of law;

(c)	any other Lien arising in connection with indebtedness for borrowed money if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), at the time such Lien is granted, the aggregate principal amount of the indebtedness for the borrowed money that is secured pursuant to this paragraph (c) would not exceed 5% of Consolidated Net Worth; and

(d)	any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) to (c) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Section 3.2           Status of the Issuer

The Issuer shall at all times remain a Subsidiary of the Company.

Article 4
miscellaneous

Section 4.1           Ratification of Original Indenture

The Original Indenture, as supplemented by this Third Supplemental Indenture, is in all respects ratified and confirmed, and this Third Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

Section 4.2           Governing Law

This Third Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. Notwithstanding the preceding sentence of this Section 4.2, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

Section 4.3           Separability

In case any one or more of the provisions contained in this Third Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Third Supplemental Indenture or of the Notes, but this Third Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 4.4           Counterparts

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

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IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the day and year first above written.

BROOKFIELD FINANCE II INC.

By:	/s/ Kunal Dusad
	Name:	Kunal Dusad
	Title:	Vice President

BROOKFIELD CORPORATION

By:	/s/ Nicholas Goodman
	Name:	Nicholas Goodman
	Title:	President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Claire Wang
	Name:	Claire Wang
	Title:	Corporate Trust Officer

By:	/s/ Shelley McGarrity
	Name:	Shelley McGarrity
	Title:	Corporate Trust Officer

[Signature Page to BFI II Third Supplemental Indenture (2025)]

ANNEX A

FORM OF NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BROOKFIELD FINANCE II INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

No. 1

BROOKFIELD FINANCE II INC.

5.399% Medium Term Notes due 2055

CUSIP / ISIN Nos.	11271ZAC5 / CA11271ZAC55
Issue Date	December 11, 2025
Stated Maturity Date	December 11, 2055
Interest Rate	5.399%
Interest Calculation	Fixed annual rate
Interest Payment Dates	June 11 and December 11 of each year, commencing June 11, 2026
Principal Amount	CDN$650,000,000 (the “Principal Amount”)
Registered Holder	CDS & Co.

Brookfield Finance II Inc., a corporation incorporated under the laws of Ontario, Canada (herein called the “Issuer”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to the registered Holder hereof, or registered assigns, on the Stated Maturity Date, or on such earlier date as the Principal Amount may become due in accordance with the provisions of the Indenture (as defined below) and with the provisions of the pricing supplement dated December 8, 2025 attached to this Note (the “Pricing Supplement”), on presentation and surrender of this Note, the Principal Amount and to pay interest thereon at the Interest Rate per annum set forth above from the later of the date of issue and the last Interest Payment Date to which interest has been paid or made available for payment on this Note, calculated as set forth above, provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the same rate, calculated as set forth above, and on the same dates.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the day that is two Business Days directly preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the Place of Payment in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Issuer, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual, facsimile or other electronic signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

For U.S. beneficial holders only: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT (“REGULATION S”) AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN EACH CASE IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS; PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, AN OPINION OF COUNSEL OF RECOGNIZED STANDING AND/OR SUCH OTHER EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER AND THE TRUSTEE MUST FIRST BE PROVIDED THAT THE TRANSFER OF SUCH SECURITIES IS NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

[The balance of this page is intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed by its representative.

Dated: December 11, 2025

BROOKFIELD FINANCE II INC.

By:
Name:
Title:

Attest:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes referred to in the Indenture referred to above.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By: Authorized Officer

Dated:

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

[Reverse of Note.]

This Security is one of a duly authorized issue of securities of the Issuer (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of December 14, 2022 (the “Original Indenture”), as supplemented by the Third Supplemental Indenture, dated as of December 11, 2025 (the “Third Supplemental Indenture”) (the Original Indenture and the Third Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Issuer, Brookfield Corporation (the “Company”), as guarantor, and Computershare Trust Company of Canada, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture). The Indenture and the Pricing Supplement specify the terms and conditions upon which the Notes are issued or may be issued and held and the rights of the Holders of Notes, the Issuer, the Company and the Trustee, all of which are incorporated by reference in this Note and to all of which the Holder of this Note, by acceptance hereof, agrees.

This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to CDN$650,000,000, all of which are issued under the Third Supplemental Indenture. The Issuer may from time to time, without the consent of the holders of the Securities, create and issue further securities having the same terms and conditions in all respects as the Securities issued on the date hereof, except for the issue date, the issue price and the first payment of interest thereon. Additional securities issued in this manner will be consolidated with and will form a single series with the Securities; provided that if any additional securities issued after the date hereof are not fungible with the Securities issued on the date hereof, then such additional securities shall be issued with a separate CUSIP or ISIN number so that they are distinguishable from the Securities.

The Issuer will pay to each relevant Holder or beneficial owner certain Other Additional Amounts as may be payable as contemplated in Section 2.12 of the Third Supplemental Indenture and as described in any applicable supplemental indenture.

The Securities are redeemable, at any time at the Issuer’s option, at the Redemption Price as described in the Third Supplemental Indenture. The Securities are also redeemable as described in any applicable supplemental indenture as contemplated in Section 2.12 of the Third Supplemental Indenture.

So long as the Issuer is not in default under the Indenture, the Issuer may purchase Notes in the open market, by tender or by private contract at any price.

Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Issuer, the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Issuer or the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the Place of Payment, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in initial denominations of CDN$1,000 and integral multiples thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Issuer, the Company, the Trustee and any agent of the Issuer, the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Issuer, the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE AND THE SECURITIES. Notwithstanding the preceding sentence of this paragraph, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.